FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-157087

WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 16 DATED NOVEMBER 10, 2011
TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, relating to our offering of up to $2,200,000,000 of shares of our common stock, as supplemented by Supplement No. 12 dated April 18, 2011, Supplement No. 13 dated May 17, 2011, Supplement No. 14 dated June 17, 2011, and Supplement No. 15 dated August 12, 2011. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed with the Securities and Exchange Commission on November 8, 2011, which is attached to this supplement as Annex A.

Status of Our Public Offerings

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of November 7, 2011, we had raised gross offering proceeds of approximately $107.1 million from the sale of approximately 10.8 million shares of common stock under our follow-on offering. As of November 7, 2011, approximately 189.2 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan. Unless extended, our follow-on offering is expected to terminate on December 31, 2011.

As of November 7, 2011, we had received aggregate gross offering proceeds of approximately $281.9 million from the sale of approximately 28.3 million shares in our public offerings. After incurring approximately $23.4 million in selling commissions and dealer-manager fees, approximately $3.4 million in other organization and offering expenses, and funding common stock redemptions of approximately $2.1 million pursuant to the share redemption program, as of November 7, 2011, we had raised aggregate net offering proceeds available for investment in properties of approximately $253.0 million, substantially all of which had been invested in timberland properties.

Information Regarding Our Indebtedness

As of November 7, 2011, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 32%. As of November 7, 2011, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities, was approximately 53%.

As of November 7, 2011, we had total outstanding indebtedness of approximately $131.1 million, which consisted of a five-year senior loan, which we refer to as the Mahrt loan, in the original principal amount of $211.0 million with CoBank, ACB and Wells Fargo Securities, LLC. The proceeds of the Mahrt loan, which was entered into in March 2010, as amended in June 2010 and June 2011, were used to refinance the outstanding balances due on a senior loan and a mezzanine loan entered into in October 2007 in connection with our acquisition from MeadWestvaco Corporation of certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland.

ANNEX A

QUARTERLY REPORT
ON FORM 10-Q
FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2011

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
FORM 10-Q
___________________________________________________

(Mark One)
☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended September 30, 2011
OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to
Commission file number 000-53193
WELLS TIMBERLAND REIT, INC.
(Exact name of registrant as specified in its charter)

Maryland	20-3536671
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
6200 The Corners Parkway
Norcross, Georgia 30092
(Address of principal executive offices)
(Zip Code)
(770) 449-7800
(Registrant’s telephone number, including area code)
N/A
___________________________________________________
(Former name, former address, and former fiscal year, if changed since last report)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒    No   ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files)
Yes  ☒    No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☒
Number of shares outstanding of the registrant’s only
class of common stock, as of October 31, 2011: 29,962,315 shares

FORM 10-Q
WELLS TIMBERLAND REIT, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Quarterly Report on Form 10-Q of Wells Timberland REIT, Inc. and subsidiaries (“Wells Timberland REIT,” “we,” “our,” or “us”) other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in those acts. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that this report is filed with the Securities and Exchange Commission (“SEC”). We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this report, and we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, make distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered. See Item 1A in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2010, for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements. The risk factors described herein and in our Annual Report on Form 10-K for the year ended December 31, 2010 are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business.

PART I.	FINANCIAL INFORMATION

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The information furnished in the accompanying consolidated balance sheets and related consolidated statements of operations, stockholders’ equity, and cash flows reflects all normal and recurring adjustments that are, in management’s opinion, necessary for a fair and consistent presentation of the aforementioned financial statements.

The accompanying consolidated financial statements should be read in conjunction with the condensed notes to Wells Timberland REIT’s consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this Quarterly Report on Form 10-Q and with Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2010. Wells Timberland REIT’s results of operations for the three months and nine months ended September 30, 2011 are not necessarily indicative of the operating results expected for the full year.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2011	December 31, 2010
Assets:
Cash and cash equivalents	$6,934,852	$8,788,967
Restricted cash and cash equivalents	3,568,980	7,852,763
Accounts receivable	781,405	852,227
Prepaid expenses and other assets	454,681	626,888
Deferred financing costs, less accumulated amortization of $685,749 and $341,001 as of September 30, 2011 and December 31, 2010, respectively	1,690,551	1,866,919
Timber assets, at cost:
Timber and timberlands, net (Note 3)	331,513,206	340,003,739
Intangible lease assets, less accumulated amortization of $662,065 and $537,234 as of September 30, 2011 and December 31, 2010, respectively	374,788	499,619
Total assets	$345,318,463	$360,491,122

Liabilities:
Accounts payable and accrued expenses	$2,806,600	$2,722,366
Due to affiliates (Note 9)	27,330,125	25,764,365
Other liabilities	2,832,982	2,504,114
Note payable and line of credit (Note 4)	132,974,216	168,840,592
Total liabilities	165,943,923	199,831,437
Commitments and Contingencies (Note 5)
Stockholders’ Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized:
Series A preferred stock, $1,000 liquidation preference; 28,498 and 32,128 shares issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	37,325,046	40,950,259
Series B preferred stock, $1,000 liquidation preference; 10,149 and 11,500 shares issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	12,423,026	13,698,473
Common stock, $0.01 par value; 900,000,000 shares authorized; 29,691,336 and 25,498,717 shares issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	296,914	254,988
Additional paid-in capital	255,698,249	219,082,323
Accumulated deficit and distributions	(126,368,695)	(113,326,358)
Total stockholders’ equity	179,374,540	160,659,685
Total liabilities and stockholders’ equity	$345,318,463	$360,491,122
See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)		(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Timber sales	$8,764,464	$11,867,484	$26,612,742	$31,474,933
Timberland sales	—	1,489,387	1,021,200	1,492,387
Other revenues	697,927	717,299	2,068,715	3,214,926
	9,462,391	14,074,170	29,702,657	36,182,246
Expenses:
Contract logging and hauling costs	5,125,603	5,699,494	15,086,909	16,004,746
Depletion	2,594,248	3,432,893	8,675,870	10,756,235
Cost of timberland sales	306	1,144,964	712,613	1,141,820
Advisor fees and expense reimbursements	—	1,535,226	1,843,958	4,755,125
Forestry management fees	683,836	714,741	2,060,818	2,147,795
General and administrative expenses	502,734	480,196	1,729,570	1,623,663
Land rent expense	541,418	560,921	1,664,856	1,633,480
Other operating expenses	747,278	810,357	2,107,629	2,206,063
	10,195,423	14,378,792	33,882,223	40,268,927
Operating loss	(733,032)	(304,622)	(4,179,566)	(4,086,681)
Other income (expense):
Interest income	145	2,170	1,899	4,267
Interest expense	(1,275,506)	(2,158,938)	(4,315,205)	(6,743,828)
Loss on interest rate swaps	(112,178)	(673,791)	(448,569)	(1,901,334)
	(1,387,539)	(2,830,559)	(4,761,875)	(8,640,895)
Net loss	(2,120,571)	(3,135,181)	(8,941,441)	(12,727,576)
Dividends to preferred stockholders	(98,963)	(934,715)	(1,460,194)	(2,773,665)
Net loss available to common stockholders	$(2,219,534)	$(4,069,896)	$(10,401,635)	$(15,501,241)
Per-share information—basic and diluted:
Net loss available to common stockholders	$(0.08)	$(0.18)	$(0.38)	$(0.70)
Weighted-average common shares outstanding—basic and diluted	28,964,861	23,160,778	27,667,117	21,991,477
See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 (UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit and Distributions	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2010	25,498,717	$254,988	43,628	$54,648,732	$219,082,323	$(113,326,358)	$160,659,685
Issuance of common stock	3,844,884	38,449	—	—	38,392,057	—	38,430,506
Issuance of stock dividends (Note 6)	407,461	4,074	—	—	4,096,791	(4,100,896)	(31)
Redemption of common stock	(59,726)	(597)	—	—	(577,304)	—	(577,901)
Dividends on preferred stock	—	—	—	1,460,194	(1,460,194)	—	—
Redemption of preferred stock (Note 7)	—	—	(4,981)	(6,360,854)	—	—	(6,360,854)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(3,378,436)	—	(3,378,436)
Other offering costs	—	—	—	—	(456,988)	—	(456,988)
Net loss	—	—	—	—	—	(8,941,441)	(8,941,441)
Balance, September 30, 2011	29,691,336	$296,914	38,647	$49,748,072	$255,698,249	$(126,368,695)	$179,374,540

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2009	19,460,028	$194,601	43,628	$50,940,352	$167,627,870	$(91,238,012)	$127,524,811
Issuance of common stock	3,760,392	37,604	—	—	37,265,568	—	37,303,172
Issuance of stock dividends (Note 6)	485,075	4,850			5,064,648	(5,069,689)	(191)
Redemption of common stock	(73,742)	(737)	—	—	(730,262)	—	(730,999)
Dividends on preferred stock	—	—	—	2,773,665	(2,773,665)	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(2,706,281)	—	(2,706,281)
Other offering costs	—	—	—	—	(365,765)	—	(365,765)
Placement and structuring agent fees					(303,109)		(303,109)
Net loss	—	—	—	—	—	(12,727,576)	(12,727,576)
Balance, September 30, 2010	23,631,753	$236,318	43,628	$53,714,017	$203,079,004	$(109,035,277)	$147,994,062
See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)
	Nine Months Ended September 30,
	2011	2010
Cash Flows from Operating Activities:
Net loss	$(8,941,441)	$(12,727,576)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion	8,675,870	10,756,235
Unrealized gain on interest rate swaps	(209,026)	(1,921,152)
Other amortization	161,846	153,811
Stock-based compensation expense	21,667	—
Noncash interest expense	344,748	1,098,462
Basis of timberland sold	628,229	1,033,688
Basis of timber on terminated lease	—	26,850
Basis of casualty loss	78,091	—
Changes in assets and liabilities:
Decrease in accounts receivable	70,822	39,983
Decrease in prepaid expenses and other assets	172,207	175,687
Increase in accounts payable and accrued expenses	132,255	247,202
Increase in due to affiliates	1,623,645	4,755,125
Increase in other liabilities	537,863	533,670
Net cash provided by operating activities	3,296,776	4,171,985
Cash Flows from Investing Activities:
Investment in timber, timberland, and related assets	(924,880)	(793,422)
Funds released from escrow accounts	4,283,783	1,493,799
Net cash provided by investing activities	3,358,903	700,377
Cash Flows from Financing Activities:
Financing costs paid	(168,380)	(2,207,920)
Proceeds from notes payable	—	211,000,000
Repayments of senior loan	—	(201,852,588)
Repayments of mezzanine loan	—	(14,988,709)
Repayments of Mahrt loan	(35,866,376)	(28,163,234)
Issuance of common stock	38,082,291	37,030,439
Redemptions of common stock	(577,901)	(730,999)
Redemptions of preferred stock	(4,981,000)	—
Dividends paid on preferred stock redeemed	(1,379,854)	—
Commissions on stock sales and related dealer-manager fees paid	(3,067,842)	(2,470,633)
Other offering costs paid	(457,468)	(247,844)
Placement and structuring agent fees paid	(93,264)	(303,109)
Net cash used in financing activities	(8,509,794)	(2,934,597)
Net (decrease) increase in cash and cash equivalents	(1,854,115)	1,937,765
Cash and cash equivalents, beginning of period	8,788,967	5,636,878
Cash and cash equivalents, end of period	$6,934,852	$7,574,643
See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 (unaudited)

1.	Organization

Wells Timberland REIT, Inc. (“Wells Timberland REIT”) was formed on September 27, 2005 as a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells Timberland REIT engages in the acquisition and ownership of timberland located throughout the United States. Substantially all of Wells Timberland REIT’s business is conducted through Wells Timberland Operating Partnership, L.P. (“Wells Timberland OP”), a Delaware limited partnership formed on November 9, 2005, of which Wells Timberland REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99.99% of its common partnership units. Wells Timberland Management Organization, LLC (“Wells TIMO”), a wholly owned subsidiary of Wells Capital, Inc. (“Wells Capital”), is the sole limited partner of Wells Timberland OP. In addition, Wells Timberland OP formed Wells Timberland TRS, Inc. (“Wells Timberland TRS”), a wholly owned subsidiary organized as a Delaware corporation, on January 1, 2006. Unless otherwise noted, references herein to Wells Timberland REIT shall include Wells Timberland REIT and all of its subsidiaries, including Wells Timberland OP, and the subsidiaries of Wells Timberland OP and Wells Timberland TRS. Under an agreement (the “Advisory Agreement”), Wells TIMO performs certain key functions on behalf of Wells Timberland REIT and Wells Timberland OP, including, among others, the investment of capital proceeds and management of day-to-day operations (see Note 9).

As of September 30, 2011, Wells Timberland REIT owned approximately 222,200 acres of timberland and held long-term leasehold interests in approximately 78,000 acres of additional timberland, all of which is located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the “Mahrt Timberland”). Wells Timberland REIT acquired the Mahrt Timberland on October 9, 2007. Wells Timberland REIT generates the majority of its revenues from selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, selling higher-and-better-use (“HBU”) timberland, and leasing land-use rights to third parties. Wells Timberland REIT also generates additional revenues and income from selling the rights to extract natural resources, other than timber, from its timberland.

On August 11, 2006, Wells Timberland REIT commenced its initial public offering (the “Initial Public Offering”) of up to 85.0 million shares of common stock, of which 75.0 million shares were offered in the primary offering for $10.00 per share and 10.0 million shares were reserved for issuance through Wells Timberland REIT’s distribution reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act. Wells Timberland REIT began actively selling its common shares in May 2007. Wells Timberland REIT commenced operations after receiving and accepting subscriptions in its Initial Public Offering equal to the minimum offering amount of $2.0 million on July 11, 2007. Wells Timberland REIT stopped offering shares for sale under the Initial Public Offering on August 11, 2009. Wells Timberland REIT raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares under the Initial Public Offering.

On August 6, 2009, Wells Timberland REIT commenced its follow-on offering (the “Follow-On Offering”) of up to 220.9 million shares of common stock, of which 200.0 million shares are offered in a primary offering for $10.00 per share and 20.9 million shares of common stock are reserved for issuance through Wells Timberland REIT’s distribution reinvestment plan for $9.55 per share, pursuant to a Registration Statement filed on Form S-11 under the Securities Act. Wells Timberland REIT began accepting subscriptions under the Follow-On Offering on August 12, 2009. As of September 30, 2011, Wells Timberland REIT had raised gross offering proceeds from the sale of common stock under the Follow-On Offering of approximately $103.3 million. The Follow-On Offering will terminate on December 31, 2011.

From July 11, 2008 to December 31, 2010, Wells Timberland REIT offered up to 53.8 million shares of its common stock pursuant to Regulation S under the Securities Act (the “German Offering”) at $9.30 per share for an aggregate purchase price of up to $500.0 million through master purchase agreements with Wells TIMO, two German closed-end funds, and Deutsche Fonds Holding AG, a corporation organized under the laws of Germany. Wells Timberland

REIT received net proceeds of $5,000 from the sale of its common stock under the German Offering.
Wells Timberland REIT offered up to approximately 11.4 million shares of its common stock, of which approximately 10.4 million shares were offered in a primary offering to non-U.S. persons at a price per share of $9.65, and up to approximately 1.0 million shares of common stock were reserved for issuance through an unregistered distribution reinvestment plan at a price per share equal to $9.55, in a private placement pursuant to Regulation S under the Securities Act (the “2010 German Offering”). In the Follow-On Offering, shares of Wells Timberland REIT’s common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% selling commission and the 1.8% dealer-manager fee, Wells Timberland REIT receives net proceeds (before expenses) of $9.12 per share. In the 2010 German Offering, Wells Timberland REIT sold shares of its common stock at a price per share of $9.65. No selling commission or dealer manager fee was paid in connection with the 2010 German Offering; however, Wells Timberland REIT paid a transaction fee of $0.25 per share purchased in the 2010 German Offering to its placement agents (see Note 5), and a structuring agent fee to Wells Germany GmbH, a limited partnership organized under the laws of Germany (“Wells Germany”), of $0.20 per share (see Note 9). Wells Real Estate Funds, Inc. (“Wells REF”), which is the owner of Wells Capital, Wells Timberland REIT’s sponsor, indirectly owns a majority interest in Wells Germany. As a result, in respect of those shares of Wells Timberland REIT’s common stock sold in the 2010 German Offering, Wells Timberland REIT received net proceeds (before expenses) of $9.20 per share, which was greater than the $9.12 per share that Wells Timberland REIT receives in its Follow-On Offering after deducting the selling commission and dealer-manager fee. In addition to the transaction fees, Wells Timberland REIT pays an annual account maintenance fee of $0.02 per share purchased in the 2010 German Offering to its placement agents. The 2010 German Offering expired on August 6, 2011 and Wells Timberland REIT raised approximately $8.5 million from the sale of approximately 0.9 million shares under the 2010 German Offering.
As of September 30, 2011, Wells Timberland REIT had raised gross offering proceeds from the sale of common stock under the Initial Public Offering, the Follow-On Offering (collectively, the “Public Offerings”), the German Offering, and the 2010 German Offering of approximately $286.7 million. After deductions from such gross offering proceeds for payments of selling commissions and dealer-manager fees of approximately $23.1 million, other organization and offering expenses of approximately $1.1 million, approximately $0.4 million in placement and structuring agent fees, and common stock redemptions of approximately $2.0 million under the share redemption plan, Wells Timberland REIT had received aggregate net offering proceeds of approximately $260.1 million, which was used to partially fund the Mahrt Timberland acquisition, service acquisition-related debt, and redeem shares of its preferred stock. As of September 30, 2011, Wells Timberland REIT has incurred other organization and offering costs related to the Public Offerings of approximately $3.3 million, of which approximately $2.3 million is deferred by the terms of Wells Timberland REIT's loan agreement until after reduction of the mortgage to a 30% loan-to-collateral value ratio.

Wells Timberland REIT’s common stock is not listed on a national securities exchange. Wells Timberland REIT’s charter requires that in the event its common stock is not listed on a national securities exchange by August 11, 2018, Wells Timberland REIT must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells Timberland REIT seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells Timberland REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Timberland REIT seeks and does not obtain approval to liquidate, Wells Timberland REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells Timberland REIT have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year.

Wells Timberland REIT owns a controlling financial interest in Wells Timberland OP and Wells Timberland TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Timberland OP and Wells Timberland TRS are prepared using accounting policies consistent with those used by Wells Timberland REIT. All intercompany balances and transactions have been eliminated in consolidation.

For further information, refer to the financial statements and footnotes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2010.

Interest Rate Swaps

Wells Timberland REIT has entered into interest rate swap agreements to hedge its exposure to changing interest rates on variable rate debt instruments (see Note 4). Wells Timberland REIT does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. The fair values of interest rate swaps are recorded as either prepaid expenses and other assets or other liabilities in the accompanying consolidated balance sheets. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income or loss in the accompanying consolidated statements of stockholders’ equity. The ineffective portion of the hedge, if any, is recognized in current earnings during the period of change in fair value. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain or loss on interest rate swaps in the accompanying consolidated statements of operations. Amounts received or paid under interest rate swaps are recorded as gain or loss on interest rate swaps as incurred.

As of September 30, 2011 and December 31, 2010, Wells Timberland REIT recognized the fair value of interest rate swaps of approximately $1.3 million and $1.5 million, respectively, in other liabilities. The detail of loss on interest rate swaps is provided below for the three months and nine months ended September 30, 2011 and 2010, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Noncash gain on interest rate swaps	$97,592	$652,130	$209,026	$1,921,152
Net payments on interest rate swaps	(209,770)	(1,325,921)	(657,595)	(3,822,486)
Loss on interest rate swaps	$(112,178)	$(673,791)	$(448,569)	$(1,901,334)

Stock Dividends

Stock dividends are assigned a value based on share offering prices under Wells Timberland REIT’s respective offerings and recorded within accumulated deficit and distributions. The par value of a stock dividend declared and issued is recorded as common stock and the remaining value is recorded as additional paid-in capital. The par value of a stock dividend declared but not issued is recorded as other liabilities in the accompanying consolidated balance sheets and the remaining value is recorded as additional paid-in capital. Basic and diluted per share information presented in the accompanying consolidated statements of operations is retroactively adjusted for all periods presented to reflect the impact of the additional shares of common stock issued and outstanding as a result of a stock dividend (see Note 6).

Income Taxes

Wells Timberland REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such beginning with its taxable year ended December 31, 2009. To qualify to be taxed as a REIT, Wells Timberland REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to its stockholders. As a REIT, Wells Timberland REIT generally is not subject to federal income tax on taxable income it distributes to stockholders. Wells Timberland REIT is subject to certain state and local taxes related to the operations of timberland properties in certain locations, which have been provided for in the accompanying consolidated financial statements.
As of January 1, 2009, the beginning of the taxable year in which Wells Timberland REIT qualified for and elected to be taxed as a REIT, or its REIT commencement date, Wells Timberland REIT had net built-in gains on its timber assets of approximately $40.1 million. Wells Timberland REIT elected not to take such net built-in gains into income immediately prior to its REIT commencement date, but rather subsequently recognize gain on the disposition of any timber assets it holds at the REIT commencement date, if disposed of within the ten-year period beginning on the REIT commencement date. Wells Timberland REIT will be subject to tax on such net built-in gains at the highest regular corporate rate during the ten-year period beginning on the REIT commencement date on the least of (a) the excess of the fair market value of the timber assets disposed of as of the REIT commencement date over its basis in the timber assets as of the REIT commencement date (the built-in gain with respect to that timberland as of the REIT commencement date); (b) the amount of gain Wells Timberland REIT would otherwise recognize on the disposition; or (c) the amount of net built-in gain in its timber assets as of the REIT commencement date not already recognized during the ten-year period. At December 31, 2010, Wells Timberland REIT had federal and state net operating loss carryforwards of approximately $84.3 million and $69.8 million, respectively. Such net operating loss carryforwards may be utilized, subject to certain limitations, to offset future taxable income, including net built-in gains.

Wells Timberland REIT has elected to treat Wells Timberland TRS as a taxable REIT subsidiary. Wells Timberland REIT may perform certain non-customary services, including real estate or non-real-estate related services, through Wells Timberland TRS. Earnings from services performed through Wells Timberland TRS are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for Wells Timberland REIT to continue to qualify to be taxed as a REIT, Wells Timberland REIT’s investment in Wells Timberland TRS may not exceed 25% of the value of the total assets of Wells Timberland REIT.

Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

Fair Value Measurements

Wells Timberland REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

Wells Timberland REIT applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swap at fair value. The fair values of the interest rate swap, classified under Level 2, were determined using a proprietary model which is based on prevailing market data for contracts with matching durations, current and anticipated London Interbank Offered Rate (“LIBOR”) information, consideration of Wells Timberland

REIT's credit standing, credit risk of the counterparties and reasonable estimates about relevant future market conditions.

The following table presents information about Wells Timberland REIT’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Fair Value Measurements as of September 30, 2011
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$1,299,163	$—	$1,299,163	$—

	Fair Value Measurements as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$1,508,189	$—	$1,508,189	$—

Recent Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board (the “FASB”) clarified previously issued GAAP and issued new requirements related to fair value measurements and disclosures. The clarification component includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between the levels in the fair value hierarchy, as well as the individual components in the rollforward of the lowest level (Level 3) in the fair value hierarchy. This change in GAAP was effective for Wells Timberland REIT beginning January 1, 2010, except for the provision concerning the rollforward of activity of the Level 3 fair value measurement, which became effective for Wells Timberland REIT on January 1, 2011. The adoption of the guidance did not have a material impact on Wells Timberland REIT’s consolidated financial statements or disclosures.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 converges the GAAP and International Financial Reporting Standards definitions of fair value, the requirements for measuring amounts at fair value, and disclosures about these measurements. The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU 2011-04 is effective for Wells Timberland REIT on December 15, 2011. Wells Timberland REIT expects that the adoption of ASU 2011-04 will not have a material impact on its consolidated financial statements or disclosures.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The adoption of ASU 2011-05 is effective for Wells Timberland REIT on December 15, 2011, while the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income will be deferred. Wells Timberland REIT expects that the adoption of ASU 2011-05 will not have a material impact on its consolidated financial statements or disclosures.

Reclassifications

Certain prior period amounts, as reported, have been reclassified to conform to the current period financial statement presentation.

3.	Timber and Timberlands

As of September 30, 2011 and December 31, 2010, timber and timberlands consisted of the following, respectively:

	As of September 30, 2011
	Gross	Accumulated Depletion or Amortization	Net
Timber	$175,571,537	$8,675,870	$166,895,667
Timberlands	164,352,902	—	164,352,902
Mainline roads	369,583	104,946	264,637
Timber and timberlands	$340,294,022	$8,780,816	$331,513,206

	As of December 31, 2010
	Gross	Accumulated Depletion or Amortization	Net
Timber	$189,761,724	$14,338,444	$175,423,280
Timberlands	164,326,628	—	164,326,628
Mainline roads	321,762	67,931	253,831
Timber and timberlands	$354,410,114	$14,406,375	$340,003,739

During the three months ended September 30, 2011, Wells Timberland REIT acquired fee-simple interest in approximately 620 acres of timberland in which it previously held leasehold interests for approximately $402,000, exclusive of closing costs. No HBU timberland was sold during the third quarter of 2011. During the three months ended September 30, 2010, Wells Timberland REIT sold approximately 866 acres of HBU timberland for approximately $1.5 million. During the nine months ended September 30, 2011 and 2010, Wells Timberland REIT sold approximately 552 acres and approximately 868 ares of HBU timberland, respectively, for approximately $1.0 million and approximately $1.5 million, respectively.

4.	Note Payable and Line of Credit

Note Payable

Wells Timberland REIT entered into a five-year senior loan agreement for $211.0 million with CoBank, ACB (“CoBank”) and Wells Fargo Securities, LLC (“Wells Fargo”) serving as co-lead lenders and CoBank serving as administrative agent (the “Mahrt Loan”) on March 24, 2010. Proceeds from the Mahrt Loan were used to refinance the outstanding balances due on the senior and mezzanine loans obtained in connection with the acquisition of the Mahrt Timberland and to fund costs associated with closing the Mahrt Loan. The Mahrt Loan bears interest at an adjustable rate based on one-, two-, or three-month LIBOR plus a margin of 2.5% to 4.0% that varies based upon the loan-to-collateral value ratio at the time of determination. The loan-to-collateral value ratio, as amended, is defined as the ratio, expressed as a percentage, of (a) the outstanding principal amount of all loans outstanding under a second amendment to the Mahrt Loan agreement (the “Amended Mahrt Loan Agreement”) as of the measurement date, less certain amounts permitted to be set aside under the terms of the Amended Mahrt Loan Agreement for working capital and other purposes and any cash balances accumulated to fund distributions or future acquisitions, to (b) the value of the timberland assets, as determined in accordance with the Amended Mahrt Loan Agreement (the “LTV Ratio”). The

Mahrt Loan may be voluntarily prepaid at any time. On March 24, 2015, all outstanding principal, interest, and any fees or other obligations on the Mahrt Loan will be due and payable in full. Wells Timberland REIT has met all other debt reduction requirements of the Mahrt Loan.

During the three months and nine months ended September 30, 2011, Wells Timberland REIT paid down the Mahrt Loan by approximately $11.1 million and $35.9 million, respectively, which reduced the outstanding principal balance of the Mahrt Loan to approximately $133.0 million.

Line of Credit

On June 10, 2011, Wells Timberland REIT entered into a $15.0 million secured revolving credit facility (the “Mahrt Credit Facility”) with three of the Mahrt Loan lenders (the “Lenders”) pursuant to the Amended Mahrt Loan Agreement. Under the Mahrt Credit Facility, Wells Timberland REIT may borrow up to $15.0 million, subject to availability as described below. This amount may be increased from time to time by up to $5.0 million; however, no increase is permitted if after giving effect to the increase, Wells Timberland REIT would no longer be in compliance with certain financial covenants set forth in the Amended Mahrt Loan Agreement, or if the increase would cause an event of default under the Amended Mahrt Loan Agreement. Wells Timberland REIT may voluntarily reduce the amount permitted to be borrowed under the Mahrt Credit Facility in minimum amounts of $1.0 million. The Lenders may reduce the amount permitted to be borrowed by any amounts previously repaid or prepaid under the Mahrt Credit Facility if Wells Timberland REIT’s LTV Ratio is greater than 50%.

Loans under the Mahrt Credit Facility bear interest at either a base rate or LIBOR rate. The minimum amount that may be borrowed for a base rate loan is $0.5 million and an integral multiple of $0.1 million or, if less, the remaining amount available under the Mahrt Credit Facility. The minimum amount that may be borrowed for a LIBOR rate loan is $1.0 million and an integral multiple of $1.0 million. Base rate loans bear interest at the higher of (1) the prime rate, as defined, or (2) one-month LIBOR plus 1.5%. LIBOR rate loans bear interest at one-, two-, or three-month LIBOR (depending upon the applicable term of the loan) plus a range of 2.5% to 4.0% depending on Wells Timberland REIT's then-current LTV Ratio.

The Mahrt Credit Facility terminates upon the earliest of (1) the occurrence of an event of default under the Amended Mahrt Loan Agreement, (2) the reduction of all amounts permitted to be borrowed under the Mahrt Credit Facility (either by Wells Timberland REIT or by the Lenders), or (3) March 24, 2015.

As of September 30, 2011, no amounts had been borrowed under the Mahrt Credit Facility.

Mandatory Prepayments and Loan Covenants

The Mahrt Loan and Mahrt Credit Facility (collectively, the “Mahrt Debt”) are subject to mandatory prepayment from proceeds generated from the sale or other disposition of the Mahrt Timberland equal to the allocated cost basis of the disposed timberland. Additional repayments are required from net proceeds of Wells Timberland REIT's offerings and any proceeds generated from the sales or other dispositions of timber during any period that Wells Timberland REIT’s LTV Ratio exceeds 40%.

The Amended Mahrt Loan Agreement contains, among others, the following restrictive and financial covenants:

•	requires a fixed-charge coverage ratio of not less than 1.05:1.00 at all times;

•	limits the LTV Ratio to 50% or less; and

•
requires funding of an account under the control of CoBank equal to approximately six months of interest on the Mahrt Debt during any time the LTV Ratio is 30% or greater. Once the LTV Ratio is less than 30%, the required funding will decrease to an amount equal to three months of interest on the Mahrt Debt.

As of September 30, 2011, Wells Timberland REIT was in compliance and expects to remain in compliance with the restrictive and financial covenants of the Amended Mahrt Loan Agreement.

Interest Paid and Fair Value of Outstanding Debt

During the three months and nine months ended September 30, 2011 and 2010, after consideration of interest rate swaps, Wells Timberland REIT made the following interest payments on its borrowings:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Mahrt loan	$1,364,451	$3,385,196	$4,651,444	$6,985,460
Senior loan	—	—	—	2,232,611
Mezzanine loan	—	—	—	295,281
	$1,364,451	$3,385,196	$4,651,444	$9,513,352

As of September 30, 2011, the weighted-average interest rate of the Mahrt Loan after consideration of the interest rate swap was 4.18%. As of September 30, 2011 and December 31, 2010, the estimated fair value of Wells Timberland REIT's note payable was approximately $130.8 million and $168.8 million, respectively. The fair value of outstanding note payable was estimated based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of September 30, 2011. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5.	Commitments and Contingencies

MeadWestvaco Timber Agreements

In connection with its acquisition of the Mahrt Timberland, Wells Timberland REIT entered into a master stumpage agreement and a fiber supply agreement (collectively, the “Timber Agreements”) with a wholly owned subsidiary of MeadWestvaco Corporation (“MeadWestvaco”). The master stumpage agreement provides that Wells Timberland REIT will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to Wells Timberland TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco plus a portion of the gross proceeds received from MeadWestvaco under the fiber supply agreement. The fiber supply agreement provides that MeadWestvaco will purchase a specified tonnage of timber, including pine pulpwood, hardwood pulpwood, chip-n-saw, and pine sawlogs, from Wells Timberland TRS at specified prices per ton, depending upon the type of timber. The fiber supply agreement is subject to quarterly market pricing adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern states. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide Wells Timberland REIT with a reliable consumer for the wood products from the Mahrt Timberland.

Carbon Storage Agreement

Wells Timberland REIT has entered into a carbon storage agreement (the “Carbon Storage Agreement”) with Carbon TreeBank LLC (“CTB”), which is an aggregator and facilitator of private timberland carbon offsets. The Carbon Storage Agreement provides that Wells Timberland REIT will participate in the carbon dioxide offset and mitigation program facilitated by CTB by managing up to 50,000 acres of Wells Timberland REIT’s timberland for the purpose of the storage of atmospheric carbon. CTB agreed to purchase carbon dioxide offset credits until December 31, 2011, subject to demand under the program, at a price based on the average monthly strike price of carbon credits traded on the Chicago Climate Exchange pursuant to the Carbon Storage Agreement. Wells Timberland REIT did not recognize revenue related to the Carbon Storage Agreement during the three months and nine months ended September 30, 2011 and 2010.

Placement Agent Agreement

On February 25, 2010, Wells Timberland REIT entered into a placement agent agreement with Wells Germany and Viscardi AG, a corporation organized under the laws of Germany (“Viscardi”). On January 3, 2011, Wells Timberland REIT entered into a placement agent agreement, effective December 21, 2010, with Wells Germany and Renalco S.A., a company organized under the laws of Switzerland (“Renalco”). Viscardi and Renalco are not in any way affiliated with Wells Timberland REIT, Wells Germany, or any of their respective affiliates.

Pursuant to the placement agent agreements, Wells Timberland REIT engaged Viscardi and Renalco to act as Wells Timberland REIT's placement agents in connection with one or more sales by Wells Timberland REIT to potential purchasers (collectively, the “Purchasers”) that were identified by Viscardi or Renalco (each, a “Transaction” and together, the “Transactions”) in the 2010 German Offering and to provide ongoing account maintenance and administrative services with respect to these Purchasers. In connection with the appointment as placement agents, Viscardi and Renalco, during and after conclusion of the 2010 German Offering: (i) assisted Wells Timberland REIT with communications provided to prospective Purchasers; (ii) assisted Wells Timberland REIT in structuring the financial aspects of the Transactions; (iii) identified and contacted selected potential Purchasers of the shares and furnished them, on behalf of Wells Timberland REIT, with copies of the private placement memorandum; and (iv) conducted all sales and marketing activities with respect to the Transactions in accordance with the terms of the placement agent agreements and Regulation S under the Securities Act. With respect to the period following the consummation of a Transaction, Viscardi and Renalco shall provide ongoing account maintenance and administrative services, including, without limitation, serving as administrators for Wells Timberland REIT’s unregistered distribution reinvestment plan and share redemption plan offered in connection with shares of common stock sold in these Transactions. Wells Timberland REIT paid a placement agent fee to Viscardi or Renalco of $0.25 per share purchased in the 2010 German Offering. In addition to the placement agent fee, Wells Timberland REIT pays an annual account maintenance fee to Viscardi or Renalco of $0.02 per share purchased in the 2010 German Offering.

The placement agent agreements terminated upon the conclusion of the 2010 German Offering, provided however, that with respect to the ongoing account maintenance and administrative services contemplated by the parties, the placement agent agreements will continue until the earlier of (i) a liquidity event, which includes, among other things, the listing of the Common Stock on an exchange (as defined by the Exchange Act) or the disposition of all or a majority of the assets or capital stock of Wells Timberland REIT (a “Liquidity Event”) or (ii) December 31, 2018. Wells Timberland REIT did not incur any placement agent fees during the three months and nine months ended September 30, 2010. During the three months and nine months ended September 30, 2011, Wells Timberland REIT incurred approximately $4,400 and $13,100, respectively, of annual account maintenance fees under the placement agent agreements.

Litigation

From time to time, Wells Timberland REIT may be a party to legal proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. Wells Timberland REIT records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Wells Timberland REIT accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Wells Timberland REIT accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Wells Timberland REIT discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Wells Timberland REIT discloses the nature and estimate of the possible loss of the litigation. Wells Timberland REIT does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote.

Wells Timberland REIT is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells Timberland REIT. Wells Timberland REIT is not aware of any legal proceedings contemplated by governmental authorities.

6.	Stock Dividends
Wells Timberland REIT declared a stock dividend for the third quarter of 2011 in the amount of 0.000054348 shares per day per share on the outstanding shares of its common stock to the stockholders of record of such shares as shown on the books of Wells Timberland REIT at the close of business on each day during the period commencing on June 16, 2011 and continuing through and including September 15, 2011. Approximately 142,850 shares of Wells Timberland REIT’s common stock were issued on September 15, 2011 pursuant to this declaration.
On August 8, 2011, Wells Timberland REIT declared a stock dividend for the fourth quarter of 2011 in the amount of 0.000054945 shares per day per share on the outstanding shares of its common stock to the stockholders of record of such shares as shown on its books at the close of business on each day during the period commencing on September 16, 2011 and continuing through and including December 15, 2011. This dividend is to be distributed during December 2011. As of September 30, 2011, Wells Timberland REIT had recognized an other liability in the accompanying consolidated balance sheets for the par value related to approximately 25,250 shares of Wells Timberland REIT’s common stock pursuant to this declaration.
During the nine months ended September 30, 2011 and 2010, Wells Timberland REIT issued approximately 407,460 and 485,080 shares of its common stock as stock dividends, respectively.

7.    Redemption of Preferred Stock

Between October 2007 and December 2009, Wells Timberland REIT issued 32,128 shares of Series A preferred stock and 11,500 shares of Series B preferred stock to Wells REF, an affiliate of Wells Timberland REIT, in exchange for approximately $32.1 million and $11.5 million, respectively, or $1,000 per share. In October 2008, Wells REF, as guarantor of Wells Timberland REIT’s mezzanine loan, transferred 450 shares of the Series A preferred stock and 150 shares of the Series B preferred stock to an affiliate of Wells Fargo Bank, N.A. in connection with an amendment to the mezzanine loan agreement.

On May 9, 2011, Wells Timberland REIT redeemed the 450 shares of Series A preferred stock and 150 shares of Series B preferred stock held by the affiliate of Wells Fargo Bank, N.A. for approximately $0.7 million, including accrued dividends of approximately $0.1 million. Also on May 9, 2011, Wells REF, as the sole holder of the Series A preferred stock and Series B preferred stock after the redemption of the shares held by Wells Fargo, consented to the waiver of the daily accrual of dividends on the Series A preferred stock and Series B preferred stock at an annual rate of 8.5%, provided that from and after May 9, 2011, the dividends on the Series A preferred stock and Series B preferred stock will continue to accrue at an annual rate of 1%. In exchange for this reduction in the annual dividend rate, the board of directors of Wells Timberland REIT approved the redemption of the Series A preferred stock and Series B preferred stock held by Wells REF using up to 40% of the net proceeds from the Follow-On Offering (after the payment of offering expenses, including selling commissions and the dealer-manager fee), provided that the amount of Series A preferred stock and Series B preferred stock redeemed per month from Wells REF not exceed $2.0 million. The Series A preferred stock and Series B preferred stock will be redeemed at the original issue price of $1,000 per share plus all accrued but unpaid dividends.

As of September 30, 2011, Wells Timberland REIT had redeemed 3,630 shares of the Series A preferred stock and 1,351 shares of the Series B preferred stock for an aggregate redemption price of approximately $6.4 million, consisting of approximately $5.0 million in original issue price and approximately $1.4 million in accrued dividends. Approximately 28,498 and 10,149 shares of Series A preferred stock and Series B preferred stock, respectively, remained outstanding as of September 30, 2011, with accrued but unpaid dividends of approximately $11.1 million included in preferred stock in the accompanying consolidated statements of stockholders’ equity.

8.	Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the nine months ended September 30, 2011 and 2010, respectively:

	Nine Months Ended September 30,
	2011	2010
Issuance of stock dividends	$4,069,990	$4,850,571
Dividends accrued on preferred stock	$1,460,194	$2,733,665
Discounts applied to issuance of common stock	$326,548	$272,734
Stock dividends payable to stockholders – additional paid-in capital	$30,875	$218,927
Stock dividends payable to stockholders – par value	$31	$191
Other offering costs due to affiliate	—	$117,921
Issuance of stock-based compensation	$40,000	$65,000
Other liabilities assumed upon acquisition of timberland	$3,792	$—

9.	Related-Party Transactions

Advisory Agreement

Wells Timberland REIT and Wells Timberland OP are party to the Advisory Agreement with Wells TIMO, a wholly owned subsidiary of Wells Capital. On April 1, 2011, the board of directors of Wells Timberland REIT approved an amendment to the Advisory Agreement (the “Advisory Agreement Amendment”), which amended certain provisions related to fees and expense reimbursements. Prior to April 1, 2011, Wells TIMO was entitled to the following fees and reimbursements pursuant to the Advisory Agreement:

•
Reimbursement of organization and offering costs paid by Wells TIMO and its affiliates on behalf of Wells Timberland REIT, not to exceed 1.2% of gross offering proceeds. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds, all organization and offering costs will be incurred by Wells TIMO and not by Wells Timberland REIT.

•
Monthly asset management fees equal to one-twelfth of 1.0% of the greater of (i) the gross cost of all investments made on behalf of Wells Timberland REIT and (ii) the aggregate value of such investments. Wells TIMO may engage experienced timber management companies to assist Wells TIMO with certain of its asset management responsibilities under the Advisory Agreement, including investing in timberland and selling timber on behalf of Wells Timberland REIT. Any timber asset managers would perform these services under contracts with Wells TIMO and would be compensated by Wells TIMO under the terms of such contracts.

•
Reimbursement for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager, including wages, salaries, and other employee-related expenses of Wells TIMO’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance, and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide.

•
For any property sold by Wells Timberland REIT, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by Wells Timberland REIT’s independent directors), Wells Timberland REIT will pay Wells TIMO a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timberland REIT’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

Beginning April 1, 2011, pursuant to the Advisory Agreement Amendment, the amount of asset management fees and operating expense reimbursements would be limited to the least of: (1) the amounts noted above pursuant to the Advisory Agreement, (2) 1.5% of assets under management, as defined by the Advisory Agreement Amendment, or (3) all free cash flow in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. Free cash flow is defined as EBITDA (as defined in the Amended Mahrt Loan Agreement), less all capital expenditures paid by Wells Timberland REIT on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of Wells Timberland REIT’s outstanding preferred stock), less any cash proceeds from the sales of Wells Timberland REIT’s properties equal to the cost basis of the properties sold. The amount of the disposition fees and the reimbursement of organization and offering expenses payable pursuant to the Advisory Agreement Amendment remain unchanged. No payments will be permitted under the Advisory Agreement Amendment if they would cause a default under the Amended Mahrt Loan Agreement.

Effective July 11, 2011, the Advisory Agreement and Advisory Agreement Amendment were renewed through July 10, 2012, upon terms identical to those in effect through July 10, 2011. The Advisory Agreement, as amended by the Advisory Agreement Amendment, has a one year term and may be renewed for successive one-year terms upon the mutual consent of the parties. Wells Timberland REIT may terminate the Advisory Agreement without penalty upon 60 days’ written notice. If Wells Timberland REIT terminates the Advisory Agreement, it will pay Wells TIMO all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, if the Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed. For further information on the special units, including redemption payments, refer to the consolidated financial statements and accompanying notes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2010.

Under the terms of the Advisory Agreement, as amended by the Advisory Agreement Amendment, Wells Timberland REIT is required to reimburse Wells TIMO for certain organization and offering costs up to the lesser of actual expenses or 1.2% of gross offering proceeds raised. As of September 30, 2011, Wells Timberland REIT has incurred and charged to additional paid-in capital cumulative organization and offering costs of approximately $2.1 million related to the Initial Public Offering and approximately $1.2 million related to the Follow-On Offering, the sum of which represents approximately 1.2% of cumulative gross proceeds raised by Wells Timberland REIT under the Public Offerings. As of September 30, 2011, Wells TIMO and its affiliates had incurred aggregate organization and offering expenses related to Wells Timberland REIT's Follow-On Offering of approximately $5.8 million.

The Amended Mahrt Loan Agreement contains restrictive covenants that prohibit Wells Timberland REIT from paying certain accrued fees and expenses, including asset management fees, administrative expense reimbursements, and a substantial portion of organization and offering cost reimbursements, to Wells TIMO until reduction of the Mahrt Debt to a LTV Ratio of less than 30%. These amounts are recorded as due to affiliates in the accompanying consolidated balance sheets.

Dealer-Manager Agreement

Wells Timberland REIT has executed a dealer-manager agreement (the “Dealer-Manager Agreement”), whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of Wells Capital, will perform the dealer-manager function for Wells Timberland REIT’s Public Offerings. For these services, WIS earns a commission of up to 7.0% of the gross offering proceeds from the sale of Wells Timberland REIT’s shares, of which substantially all is re-allowed to participating broker/dealers. Wells Timberland REIT pays no commissions on shares issued under its distribution reinvestment plan.

Additionally, WIS earns a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. A portion of the dealer-manager fee will be re-allowed to participating broker-dealers. Dealer-manager fees apply to the sale of shares in the primary offering only and do not apply to the sale of shares under Wells Timberland REIT’s distribution reinvestment plan.

Structuring Agent Agreement

On February 25, 2010, Wells Timberland REIT entered into a structuring agent agreement (the “Structuring Agent Agreement”) with Wells Germany. Pursuant to the Structuring Agent Agreement, Wells Timberland REIT engaged Wells Germany to serve as the structuring agent in connection with the Transactions in the 2010 German Offering and to assist Wells Timberland REIT and its placement agents in (i) structuring these Transactions in compliance with German legal and tax requirements; (ii) effecting these Transactions by identifying and contacting selected potential purchasers of the Shares; (iii) preparing the private placement memorandum for use in connection with these Transactions, particularly as it relates to German legal and tax requirements; (iv) negotiating the financial aspects of these Transactions; and (v) providing such additional ongoing services contemplated by the Structuring Agent Agreement. Pursuant to this agreement, Wells Timberland REIT paid a structuring agent fee to Wells Germany of $0.20 per share. The Structuring Agent Agreement terminated upon the conclusion of the 2010 German Offering, provided however, that with respect to the additional ongoing services contemplated by the parties, the Structuring Agent Agreement will terminate upon the earlier of: (i) a Liquidity Event, or (ii) December 31, 2018.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells Timberland REIT incurred the following related-party costs for the three months and nine months ended September 30, 2011 and 2010, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Commissions(1)(2)	$921,548	$567,516	$2,389,018	$1,910,472
Advisor fees and expense reimbursements	—	1,535,226	1,843,958	4,755,125
Dealer-manager fees(1)	254,996	150,733	662,870	523,075
Other offering costs(1)	176,756	102,499	456,988	365,765
Structuring agent fees	—	134,715	—	134,715
Disposition fees	—	—	22,774	60
Total	$1,353,300	$2,490,689	$5,375,608	$7,689,212

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity as incurred.

(2)	Substantially all commissions have been re-allowed to participating broker-dealers through September 30, 2011.

Wells Timberland REIT incurred no advisor fees and expense reimbursements pursuant to the Advisory Agreement Amendment during the three months ended September 30, 2011. Prior to April 1, 2011, fees and reimbursements incurred pursuant to the Advisory Agreement were classified as related-party asset management fees and general and administrative expenses in the consolidated statements of operations. Subsequent to April 1, 2011, fees incurred pursuant to the Advisory Agreement Amendment are classified as advisor fees and expense reimbursements in the consolidated statements of operations since the amounts are not necessarily based on assets under management or reimbursable operating expenses. Prior period amounts, as reported, have been reclassified to conform to current period presentation to ensure consistency and comparability.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of September 30, 2011 and December 31, 2010:

	September 30, 2011	December 31, 2010
Advisor fees and expense reimbursements due to Wells TIMO	$24,023,849	$22,384,694
Other offering cost reimbursements due to Wells TIMO	2,229,900	2,230,380
Operating expense reimbursements due to Wells TIMO	1,067,691	1,067,691
Commissions on stock sales and related dealer-manager fees due to WIS	8,685	24,639
Structuring agent fees due to Wells Germany	—	41,451
Disposition fees due to Wells TIMO	—	15,510
Total	$27,330,125	$25,764,365

Conflicts of Interest

As of September 30, 2011, Wells TIMO had 10 employees. Until such time, if ever, as Wells TIMO hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will continue to rely upon employees of Wells Capital to perform many of its obligations. Wells Capital, the parent company and manager of Wells TIMO, also is a general partner or advisor of the various affiliated public real estate investment programs (“Wells Real Estate Funds”). As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Advisory Agreement, as amended by the Advisory Agreement Amendment, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timberland REIT and Wells Real Estate Funds.

Additionally, one of the independent members of Wells Timberland REIT’s board of directors also serves on the board of another REIT sponsored by Wells Capital and, accordingly, may encounter certain conflicts of interest regarding investment and operational decisions.

Economic Dependency

Wells Timberland REIT engaged Wells TIMO and WIS to provide certain services essential to Wells Timberland REIT, including asset management services, supervision of the management of properties owned by Wells Timberland REIT, asset acquisition and disposition services, the sale of shares of Wells Timberland REIT’s common stock, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Wells TIMO and WIS are dependent on Wells Capital to provide certain services that are essential to their operations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells Timberland REIT is dependent upon Wells Capital, Wells TIMO, and WIS.

Wells Capital, Wells TIMO, and WIS are all owned and controlled by Wells REF. The operations of Wells Capital, Wells TIMO, WIS, and Wells Management Company, Inc. (“Wells Management”) represent substantially all of the business of Wells REF. Accordingly, Wells Timberland REIT focuses on the financial condition of Wells REF when assessing the financial condition of Wells Capital, Wells TIMO, and WIS. In the event that Wells REF were to become unable to meet its obligations as they become due, Wells Timberland REIT might be required to find alternative service providers.

Future net income generated by Wells REF will be largely dependent upon the amount of fees earned by Wells Capital, Wells TIMO, WIS, Wells Management, and their affiliates, based on, among other things, real estate assets managed, the amount of investor proceeds raised, and the volume of future acquisitions and dispositions of real estate assets by Wells Timberland REIT and other Wells REF-sponsored programs, as well as distribution income earned from equity interests in another REIT. As of September 30, 2011, Wells Timberland REIT had no reason to believe that Wells REF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due.

10.	Subsequent Event

Sale of Shares of Common Stock

From October 1, 2011 through October 31, 2011, Wells Timberland REIT raised approximately $2.8 million through the issuance of approximately 0.3 million shares of common stock under the Follow-On Offering. As of October 31, 2011, approximately 189.3 million shares remained available for sale to the public, exclusive of shares available under Wells Timberland REIT’s distribution reinvestment plan.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also “Cautionary Note Regarding Forward-Looking Statements” preceding Part I, as well as our consolidated financial statements and the notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Overview

We were formed on September 27, 2005 to acquire and operate a diversified portfolio of timberland properties located in the timber-producing regions of the United States and, to a limited extent, in other countries. As of September 30, 2011, we owned interests in approximately 300,200 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia, which we refer to as the Mahrt Timberland. We generate a substantial majority of our revenue and income by selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, from selling HBU timberland and leasing land-use rights to third parties. A substantial portion of our timber sales are derived from the Timber Agreements under which we sell specified amounts of timber to MeadWestvaco subject to market pricing adjustments. The initial term of the Timber Agreements is from October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. We have no paid employees and are externally advised and managed by Wells TIMO, a wholly owned subsidiary of Wells Capital.

We began receiving investor proceeds from the sale of our common stock under our Initial Public Offering in May 2007. On July 11, 2007, we raised our minimum offering of $2.0 million, and thus commenced operations. We began acquiring timber assets in October 2007. On August 11, 2009, we terminated our Initial Public Offering and began receiving investor proceeds from the sale or our common stock under our Follow-On Offering on August 12, 2009. We continued receiving investor proceeds under our Follow-On Offering through September 30, 2011. The Follow-On Offering will terminate on December 31, 2011. Our German Offering commenced in July 2008 and expired in December 2010. The 2010 German Offering commenced in March 2010 and expired on August 6, 2011. No proceeds were received under the 2010 German Offering during the third quarter of 2011. The Public Offerings, the German Offering, and the 2010 German Offering are collectively referred to as the Offerings within this Quarterly Report.

As of September 30, 2011, we had raised gross offering proceeds of approximately $278.2 million through the issuance of our common stock in our Public Offerings, approximately $8.5 million through the issuance of our common stock in the 2010 German Offering, and approximately $43.6 million through the issuance of our preferred stock to Wells REF.

On March 24, 2010, we entered into the Mahrt Loan. Proceeds from the Mahrt Loan were used to refinance outstanding balances due on the senior loan and the mezzanine loan, which were obtained in connection with the acquisition of the Mahrt Timberland, and to fund costs associated with closing the Mahrt Loan. The Mahrt Loan bears interest at an adjustable rate based on LIBOR plus a margin of 2.5% to 4.0% that varies based on the LTV Ratio at the time of determination. On June 10, 2011, we entered into the Mahrt Credit Facility, which allows us to borrow up to $15.0 million, subject to availability. The Mahrt Credit Facility bears interest at an adjustable rate based on either the prime rate, as defined, or one-, two-, or three-month LIBOR plus a range of 1.5% to 4.0% depending on the type of loan and our then-current LTV Ratio. As of September 30, 2011, no amounts had been borrowed under the Mahrt Credit Facility. The Mahrt Loan and Mahrt Credit Facility may be voluntarily prepaid at any time.

Our operating strategy entails funding expenditures related to the recurring operations of the Mahrt Timberland with operating cash flows, assessing the amount of operating cash flows that will be required for reforestation and other capital expenditures (excluding timberland acquisitions), and distributing residual operating cash flows to our stockholders. Our most significant risks and challenges include our ability to raise a sufficient amount of capital that will allow us to repay or refinance the Mahrt Debt and to further grow and diversify our portfolio of timber assets. To the extent that significant capital is not raised, we may not be able to repay the Mahrt Debt or achieve sufficient economies of scale and diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.

Liquidity and Capital Resources

Overview

During the nine months ended September 30, 2011, we raised proceeds under our Offerings, net of commissions, fees, expenses, and redemptions of common stock, of approximately $34.0 million, the majority of which was used to fund principal repayments on outstanding debt. As of September 30, 2011 and October 31, 2011, the outstanding principal balance on the Mahrt Debt was approximately $133.0 million and $131.1 million, respectively. On March 24, 2015, all outstanding principal, interest, and any fees or other obligations on the Mahrt Debt will be due and payable in full. We have met all other debt reduction requirements of the Mahrt Debt.

All of the proceeds raised under our Offerings, net of fees and expenses, and net cash flows generated from our operations were required to be used to service the Mahrt Loan until obtainment of certain financial measures, including a loan-to-collateral value, or LTV Ratio, of less than 40%. We reduced our LTV Ratio to below 40% in April 2011. On May 9, 2011, Wells REF, as the sole holder of our preferred stock after the redemption of 600 shares of preferred stock held by an affiliate of Wells Fargo Bank, N.A., consented to a reduction in the annual dividend rate on the preferred stock from 8.5% to 1%. In exchange for this reduction, our board of directors approved the redemption of our preferred stock held by Wells REF using up to 40% of the net proceeds from the Follow-On Offering, provided that the amount of preferred stock redeemed per month from Wells REF not exceed $2.0 million. The preferred stock will be redeemed at the original issue price of $1,000 per share plus all accrued but unpaid dividends.

Prior to our obtaining certain financial measures, the Mahrt Loan prohibited us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification. So long as our LTV Ratio remains below 40% and we maintain a minimum fixed-charge coverage ratio, as defined, of 1.05:1:00, we may declare, set aside funds for, pay dividends or distributions, or make other payments to our stockholders from future operating cash flows on a discretionary basis. In addition, future proceeds raised from the sale of our shares under our Offerings will be available for investment in timberland and related assets, subject to certain restrictions, and will be available to fund capital expenditures, to pay down future outstanding borrowings, and to redeem preferred stock.

Our Follow-On Offering will terminate on December 31, 2011. Following the termination of our Follow-On Offering, we anticipate that our primary sources of future capital will be derived from operations through the sale of timber, timberland and rights to access our land and harvest our timber to MeadWestvaco and other third parties; and from proceeds from the Mahrt Credit Facility. The amount of cash available for distribution to stockholders and the level of discretionary distributions declared will depend primarily upon the amount of cash generated from our operating activities, our determination of funding needs for near-term capital and other debt service requirements, and our expectations of future cash flows.

Short-Term Liquidity and Capital Resources

Net cash used in financing activities for the nine months ended September 30, 2011 was approximately $8.5 million. During the nine months ended September 30, 2011, we raised proceeds from the sale of common stock under our Offerings, net of commissions and fees, of approximately $34.5 million, of which approximately $27.5 million was used to pay down the Mahrt Loan and approximately $0.6 million was used to fund redemptions of common stock. During the nine months ended September 30, 2011, we used approximately $6.4 million of net proceeds raised under our Offerings to redeem 4,981 shares of our preferred stock, including $1.4 million of accrued dividends. Over the short-term, we intend to continue to generate capital from the sale of common stock under our Follow-On Offering and use the net proceeds to repay outstanding borrowings, to repurchase shares of our common stock under our share redemption plan, and to redeem shares of our outstanding preferred stock.

Net cash provided by operating activities for the nine months ended September 30, 2011 was approximately $3.3 million, which is primarily comprised of receipts from timber and timberland sales and rental income from recreational leases in excess of operating expenses, interest expense, advisor fees and expense reimbursements, forestry management fees, and general and administrative expenses. We intend to use future cash flow from operating activities, after payments of operating expenses and certain capital expenditures, to make additional prepayments on the Mahrt Loan and repay amounts due to affiliates.

During the nine months ended September 30, 2011, net cash provided by investing activities was approximately $3.4 million, which was comprised of approximately $4.3 million of net funds released from escrow accounts required by lenders, offset by approximately $0.9 million invested in timber, timberland, and related assets. We expect to utilize the residual cash balance of approximately $6.9 million as of September 30, 2011 to satisfy current liabilities.

The Amended Mahrt Loan Agreement contains, among others, the following restrictive and financial covenants:

•	requires a fixed-charge coverage ratio of not less than 1.05:1.00 at all times;

•	limits our LTV Ratio, as defined, to 50% or less; and

•
requires funding of an account under the control of CoBank equal to approximately six months of interest on the Mahrt Debt during any time the LTV Ratio is 30% or greater. Once the LTV Ratio is less than 30%, the required funding will decrease to an amount equal to three months of interest on the Mahrt Debt.

As of September 30, 2011, we were in compliance and expect to remain in compliance with the restrictive and financial covenants of the Amended Mahrt Loan Agreement.

Long-Term Liquidity and Capital Resources

Over the long-term, we expect our primary sources of capital to include proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. Our principal demands for capital include repayment of debt; operating expenses, including interest expense on any outstanding indebtedness; and distributions.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. We anticipate using a substantial portion of cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our timberland, to repay amounts due to affiliates and pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. Proceeds generated from future debt financings may be used to fund capital expenditures, to pay down existing and future borrowings, and to redeem preferred stock.

Our charter precludes us from incurring debt in excess of 200% of our net assets. As of September 30, 2011, our debt-to-net-assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 54%. Our debt-to-net-assets ratio will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised and net cash flows from operations. As a result, we are not able to anticipate with any degree of certainty what our debt-to-net-assets ratio will be in the near future.

Contractual Obligations and Commitments

As of September 30, 2011, our contractual obligations are as follows:

	Payments Due by Period
Contractual Obligations	Total	2011	2012-2013	2014-2015	Thereafter
Debt obligations	$132,974,216	$—	$—	$132,974,216	$—
Estimated interest on debt obligations(1)	14,371,570	1,320,753	8,516,692	4,534,125	—
Operating lease obligations	14,625,016	265,872	3,186,744	2,699,889	8,472,511
Due to affiliates(2)	27,330,125	—	27,330,125	—	—
Total	$189,300,927	$1,586,625	$39,033,561	$140,208,230	$8,472,511

(1)
Interest obligations are measured at the contractual rate for variable-rate debt, or at the effectively-fixed rate for variable rate debt with interest rate swaps. See Item 3. Quantitative and Qualitative Disclosure About Market Risk for more information regarding our interest rate swap.

(2)
The Amended Mahrt Loan Agreement contains restrictive covenants that prohibit us from paying accrued amounts to Wells TIMO until reduction of the Mahrt Debt to a LTV Ratio of less than 30%, which we expect to occur in one to two years.

Results of Operations

Overview

Our results of operations are materially impacted by the fluctuating nature of timber prices, changes in the levels and composition of our harvest volumes, the level of timberland sales, changes to associated depletion rates, and varying interest expense based on the amount and cost of outstanding borrowings. Southeastern timber markets continued to weaken during 2011 and stumpage prices for all five products were down from the the same period in 2010. Dry weather ensured ample wood supply, but demand remained depressed. In the third quarter of 2011, our average stumpage prices for pulpwood, sawtimber, and chip-n-saw decreased by approximately 17%, 13%, and 2%, respectively, compared to the third quarter of 2010. During the nine months ended September 30, 2011, average stumpage prices for pulpwood and sawtimber decreased by approximately 13% and 10%, respectively, compared to the nine months ended September 30, 2010, while average stumpage prices for chip-n-saw increased by approximately 3%. We achieved higher pulpwood and sawtimber prices during the first half of 2010 due to a wood supply shortage in both Georgia and Alabama caused by wet weather. During the three months and nine months ended September 30, 2011, our overall harvest volume decreased by approximately 33% and 19%, respectively, compared to the same periods in 2010, primarily due to planned harvest reductions in order to optimize total volumes, product mix, and future price realization.

Selected statistical and financial data for the Mahrt Timberland for the three months and nine months September 30, 2011 and 2010 is shown in the following tables:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Timber sales volume (tons)
Pine pulpwood	219,930	372,127	639,661	851,866
Pine sawtimber	27,574	25,473	100,569	87,742
Chip-n-saw	19,825	28,231	71,123	108,086
Hardwood pulpwood	28,456	24,950	79,495	67,099
Hardwood sawtimber	20,509	18,865	53,687	50,173
	316,294	469,646	944,535	1,164,966
Net timber sales price (per ton)(1)
Pine pulpwood	$9.60	$10.85	$9.74	$10.68
Pine sawtimber	$21.70	$25.96	$23.69	$26.34
Chip-n-saw	$16.67	$17.07	$17.01	$16.56
Hardwood pulpwood	$5.17	$13.54	$6.94	$13.00
Hardwood sawtimber	$19.99	$21.81	$19.45	$21.75
Timberland sales
Gross sales	—	$1,489,387	$1,021,200	$1,492,387
Sales volumes (acres)	—	866	552	868
Sales price (per acre)	—	$1,720	$1,850	$1,719

(1)
Prices per ton are shown on a stumpage basis (i.e., net of logging and hauling costs and byproduct revenue) and, as such, the sum of these prices multiplied by the tons sold does not equal timber sales in the accompanying consolidated statements of operations for the three months and nine months ended September 30, 2011 and 2010.

Comparison of the three months ended September 30, 2010 versus the three months ended September 30, 2011

Revenue. Revenues decreased from approximately $14.1 million for the three months ended September 30, 2010 to approximately $9.5 million for the three months ended September 30, 2011 due to a decrease in revenue from timber sales of approximately $3.1 million and a decrease in timberland sales revenue of approximately $1.5 million. Timber sales revenue decreased due to planned reductions in harvest volumes. Revenue from timberland sales decreased because we sold approximately 886 acres of HBU timberland during the three months ended September 30, 2010 as compared to selling no timberland during the same period in 2011.

Details of timber sales by product for the three months ended September 30, 2010 and 2011 is shown in the following table:

	For the Three Months Ended September 30,	Changes attributable to:		For the Three Months Ended September 30,
	2010	Price	Volume	2011
Timber sales(1)
Pine pulpwood	$8,624,518	$(140,494)	$(2,580,697)	$5,903,327
Pine sawtimber	$1,099,214	$(121,979)	$95,512	$1,072,746
Chip-n-saw	$898,586	$(1,266)	$(223,873)	$673,447
Hardwood pulpwood	$808,939	$(169,407)	$56,149	$695,682
Hardwood sawtimber	$436,227	$(26,369)	$9,404	$419,262
	$11,867,484	$(459,515)	$(2,643,505)	$8,764,464

(1)	Timber sales are presented on a gross basis.

We expect future revenue from timber sales related to the Mahrt Timberland to continue to decrease in 2011 as compared to 2010 based on aforementioned planned reductions in harvest volumes.

Operating expenses. Contract logging and hauling costs decreased from approximately $5.7 million for the three months ended September 30, 2010 to approximately $5.1 million for the three months ended September 30, 2011 as a result of a decrease of approximately 18% in delivered wood volume, offset by an increase in logging rates of approximately 8% due to higher fuel costs and longer average hauling distance. Depletion expense decreased approximately 24% from approximately $3.4 million for the three months ended September 30, 2010 to approximately $2.6 million for the same period in 2011 primarily due to an approximately 33% decrease in harvest volumes, offset by a higher blended depletion rate. Our blended depletion rate was higher in the third quarter of 2011 as compared to the same period in 2010 due to an increase in sawtimber harvests as a percentage of our total harvest; sawtimber carries higher depletion rates than pulpwood or chip-n-saw. Advisor fees and expense reimbursements decreased approximately $1.5 million during the three months ended September 30, 2011 as no amounts were incurred under the Advisory Agreement Amendment, which limits the amounts of advisor fees and expense reimbursements to the least of (1) the amounts owed under the Advisory Agreement, (2) 1.5% of assets under management, as defined, or (3) all free cash flow in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. Cost of timberland sales decreased approximately $1.1 million during the three months ended September 30, 2011 as compared to the same period in 2010 due to the fact no timberland was sold during the third quarter of 2011. Other operating expenses decreased from approximately $0.8 million to approximately $0.7 million primarily due to lower property tax expense as a result of successful property tax appeals.

Prior to the acquisition of additional timber assets, contract logging and hauling costs and depletion expense are expected to fluctuate with harvest volumes, while forestry management expense, land rent expense, and other operating expenses are expected to remain relatively stable. Advisor fees and expense reimbursements are expected to directly correlate to the amount of free cash flow in excess of interest on our outstanding debt.

General and administrative expenses. General and administrative expenses remained stable at approximately $0.5 million for the three months ended September 30, 2011 and 2010. General and administrative expenses are expected to remain relatively stable in future periods prior to the acquisition of additional timber assets.

Interest expense. Interest expense decreased from approximately $2.2 million for the three months ended September 30, 2010 to approximately $1.3 million for the three months ended September 30, 2011 as a result of lower principal balances outstanding on our debt facility and a lower weighted-average interest rate. Actual interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.

Interest rate risk instruments. Our loss on interest rate swaps that do not qualify for hedge accounting treatment decreased to approximately $0.1 million from approximately $0.7 million for the three months ended September 30, 2010. The loss was primarily due to the fact that the variable interest rate incurred on the Mahrt Loan was lower than the contractual interest rate of the related interest rate swap during the three months ended September 30, 2011. The decrease in loss was primarily due to a decrease in the notional amounts under the swap contracts, changes in market interest rates, and changes in the outlook of future market interest rates. We expect that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates.

Net loss. Our net loss decreased from approximately $3.1 million for the three months ended September 30, 2010 to approximately $2.1 million for the three months ended September 30, 2011, primarily as a result of an approximately $0.9 million decrease in interest expense and an approximately $0.6 million decrease in loss on interest rate swaps, offset by an approximately $0.4 million increase in our operating loss. We sustained a net loss for the three months ended September 30, 2011 primarily as a result of incurring an operating loss of approximately $0.7 million and incurring interest expense and loss on our interest rate swap of approximately $1.4 million in connection with borrowings used to finance the purchase of the Mahrt Timberland. We leveraged the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Offerings. Our net loss per share available to common stockholders for the three months ended September 30, 2011 and 2010 was $0.08 and $0.18, respectively. As we continue to raise equity under our Follow-On Offering and generate cash flows from operations to repay the Mahrt Loan, we anticipate decreases in interest expense, which is expected to reduce future net losses.

Comparison of the nine months ended September 30, 2010 versus the nine months ended September 30, 2011

Revenue. Revenues decreased from approximately $36.2 million for the nine months ended September 30, 2010 to approximately $29.7 million for the nine months ended September 30, 2011 due to a decrease in revenue from timber sales of approximately $4.9 million, a decrease in timberland sales revenue of approximately $0.5 million, and a decrease in other revenues of approximately $1.1 million. Revenue from timber sales decreased primarily due to planned reductions in harvest volumes. Timberland sales revenue decreased as a result of selling 552 acres of HBU timberland in 2011 as compared to selling 868 acres in 2010. Other revenues decreased due to approximately $1.1 million of funds received from the Biomass Crop Assistance Program ("BCAP") during the nine months ended September 30, 2010; no funds were received from BCAP in 2011.

Details of timber sales by product for the nine months ended September 30, 2010 and 2011 is shown in the following table:

	For the Nine Months Ended September 30,	Changes attributable to:		For the Nine Months Ended September 30,
	2010	Price	Volume	2011
Timber sales(1)
Pine pulpwood	$20,956,731	$(62,964)	$(4,037,869)	$16,855,898
Pine sawtimber	$3,798,592	$(272,760)	$564,603	$4,090,435
Chip-n-saw	$3,525,756	$59,792	$(1,143,067)	$2,442,481
Hardwood pulpwood	$2,059,557	$(409,467)	$430,354	$2,080,444
Hardwood sawtimber	$1,134,297	$(130,559)	$139,746	$1,143,484
	$31,474,933	$(815,958)	$(4,046,233)	$26,612,742

(1)	Timber sales are presented on a gross basis.

Future revenue from timber sales related to the Mahrt Timberland is expected to decrease in 2011 as compared to 2010 based on aforementioned planned reductions in harvest volumes.

Operating expenses. Contract logging and hauling costs decreased by approximately $0.9 million from approximately $16.0 million for the nine months ended September 30, 2010 to approximately $15.1 million for the nine months ended September 30, 2011 due to a decrease of approximately 12% in delivered wood volume, offset by an increase in logging rates of approximately 6% due to higher fuel costs and longer average hauling distance. Depletion expense decreased approximately 19% from approximately $10.8 million for the nine months ended September 30, 2010 to approximately $8.7 million for the same period in 2011 primarily due to a decrease in harvest volumes of approximately 19%. Cost of timberland sales decreased by approximately $0.4 million due to selling fewer acres of HBU timberland in 2011 than in 2010. Advisor fees and expense reimbursements decreased from approximately $4.8 million for the nine months ended September 30, 2010 to approximately $1.8 million for the nine months ended September 30, 2011 due to an amendment to the Advisory Agreement that limits the amount of asset management fees and operating expense reimbursements to the least of (1) the amounts owned under the Advisory Agreement, (2) 1.5% of assets under management, as defined, or (3) all free cash flow in excess of an amount equal to 1.05 multiplied by interest on outstanding debt.

Prior to the acquisition of additional timber assets, contract logging and hauling costs and depletion expense are expected to fluctuate with harvest volumes, while forestry management expense, land rent expense, and other operating expenses are expected to remain relatively stable. Advisor fees and expense reimbursements are expected to directly correlate to the amount of free cash flow in excess of interest on our outstanding debt.
General and administrative expenses. General and administrative expenses of approximately $1.7 million for the nine months ended September 30, 2011 was consistent with the same period in 2010 and are expected to remain relatively stable in future periods prior to the acquisition of additional timber assets.

Interest expense. Interest expense decreased from approximately $6.7 million for the nine months ended September 30, 2010 to approximately $4.3 million for the nine months ended September 30, 2011, primarily as a result of lower principal balances outstanding on our debt facilities and a lower weighted average interest rate. Actual interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.

Interest rate risk instruments. We recognized a loss on our interest rate swaps that do not qualify for hedge accounting treatment of approximately $0.4 million for the nine months ended September 30, 2011 compared to a loss of approximately $1.9 million for the nine months ended September 30, 2010. The loss was primarily due to the fact that the variable interest rate incurred on the Mahrt Loan was lower than the contractual interest rate of the related interest rate swap during the nine months ended September 30, 2011. The decrease in the loss was primarily due to decreases in the lengths of time and notional amounts remaining under the respective swap contracts, changes in market interest rates, and changes in the outlook of future market interest rates. We expect that future gains and losses on our interest rate swap that does not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates.

Net loss. Our net loss decreased from approximately $12.7 million for the nine months ended September 30, 2010 to approximately $8.9 million for the nine months ended September 30, 2011, primarily as a result of a decrease in interest expense of approximately $2.4 million, a decrease in loss on interest rate swaps of approximately $1.5 million, offset by an increase in our operating loss of approximately $0.1 million. We sustained a net loss for the nine months ended September 30, 2011 primarily as a result of incurring an operating loss of approximately $4.2 million, incurring interest expense of approximately $4.3 million and a loss on interest rate swaps of approximately $0.4 million in connection with borrowings used to finance the purchase of the Mahrt Timberland. We leveraged the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Offerings. Our net loss per share available to common stockholders for the nine months ended September 30, 2011 and 2010 was $0.38 and $0.70, respectively. As we continue to raise equity under our Follow-On Offering and generate cash flows from operations to repay the Mahrt Loan, we anticipate decreases in interest expense, which is expected to reduce future net losses.

Adjusted EBITDA

The discussion below is presented to enhance the reader’s understanding of our liquidity, ability to generate cash, and ability to satisfy lender requirements. Earnings from Continuing Operations before Interest, Taxes, Depletion, and Amortization (“EBITDA”) is a non-GAAP measure of our operating performance and cash-generating capacity. EBITDA is defined by the SEC; however, we have excluded certain other expenses due to their noncash nature, and we refer to this measure as Adjusted EBITDA. As such, Adjusted EBITDA, as defined, may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be viewed as an alternative to net income or cash from operations as a measurement of our operating performance, as it excludes certain expenses related to fixed-asset investments required to generate revenues. Due to our significant amount of debt, management views operating income as the most appropriate earnings measure of our underlying timber operations. Management considers Adjusted EBITDA to be an important measure of our financial condition and cash-generating ability due to the significant amount of fixed assets subject to depletion and the significant amount of financing subject to interest and amortization expense. Our credit agreement, as amended, contains a minimum debt service coverage ratio based, in part, on Adjusted EBITDA since the measure is representative of adjusted income available for interest payments.

For the three months ended September 30, 2011, Adjusted EBITDA was approximately $2.0 million, an approximately $2.2 million decrease from the three months ended September 30, 2010, primarily due to decreases in net revenue from timber and timberland sales, offset by a decrease in advisor fees and expense reimbursements. For the nine months ended September 30, 2011, Adjusted EBITDA was approximately $5.4 million, an approximately $2.5 million decrease from the nine months ended September 30, 2010, primarily due to decreases in net revenue from timber and timberland sales, and a decrease in other revenues, offset by a decrease in advisor fees and expense reimbursements.

Our reconciliation of net loss to Adjusted EBITDA for the three months and nine months ended September 30, 2011 and 2010 follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net loss	$(2,120,571)	$(3,135,181)	$(8,941,441)	$(12,727,576)
Add:
Unrealized gain on interest rate swaps that do not qualify for hedge accounting treatment	(97,592)	(652,130)	(209,026)	(1,921,152)
Interest expense (1)	1,363,655	3,374,463	4,628,052	9,467,852
Depletion	2,594,248	3,432,893	8,675,870	10,756,235
Amortization (1)	176,240	162,465	506,594	1,252,273
Basis of timber on terminated lease	—	26,850	—	26,850
Basis of timberland sold	—	1,032,926	628,229	1,033,688
Basis of casualty loss	78,091	—	78,091	—
Adjusted EBITDA	$1,994,071	$4,242,286	$5,366,369	$7,888,170

(1)
For the purpose of the above reconciliation, amortization includes amortization of deferred financing costs, amortization of intangible lease assets, and amortization of mainline road costs, which are included in either interest expense, land rent expense, or other operating expenses in the accompanying consolidated statements of operations.

Distributions

The amount of distributions that we pay to our common stockholders is determined by our board of directors and is dependent upon a number of factors, including the funds available for distribution to common stockholders, our financial condition, our capital expenditure requirements, our expectations of future sources of liquidity and the annual distribution requirements necessary to maintain our status as a REIT under the Code.

We declared a stock dividend for the third quarter of 2011 in the amount of 0.000054348 shares per day per share on the outstanding shares of our common stock to the stockholders of record of such shares as shown on our books at the close of business on each day during the period commencing on June 16, 2011 and continuing through and including September 15, 2011. Approximately 142,700 shares of our common stock were issued on September 15, 2011 pursuant to this declaration.
On August 8, 2011, we declared a stock dividend for the fourth quarter of 2011 in the amount of 0.000054945 shares per day per share on the outstanding shares of our common stock to the stockholders of record of such shares as shown on our books at the close of business on each day during the period commencing on September 16, 2011 and continuing through and including December 15, 2011. This stock dividend is to be distributed during December 2011. As of September 30, 2011, we had recognized an other liability in the accompanying consolidated balance sheets for the par value related to approximately 25,250 shares of our common stock pursuant to this declaration.
During the three months and nine months ended September 30, 2011 and 2010, we issued approximately 407,320 and 485,080 shares of our common stock as stock dividends, respectively.

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2009. To qualify to be taxed as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Inflation

In connection with the acquisition of the Mahrt Timberland, we entered into the Timber Agreements with MeadWestvaco. The Timber Agreements provide that we will sell to MeadWestvaco specified amounts of timber subject to quarterly market pricing adjustments and monthly fuel pricing adjustments, which are intended to protect us from, and mitigate the risk of, the impact of inflation. The price of timber has generally increased with increases in inflation; however, we have not noticed a significant impact from inflation on our revenues, net sales, or income from continuing operations.

Application of Critical Accounting Policies

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below:

Timber Assets

Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated amortization. We capitalize timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation; growing or purchases of seedlings; planting; fertilization; herbicide application; and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes; insect control; wildlife control; leases of timberlands; and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs of roads built to access multiple logging sites over numerous years are capitalized and amortized over seven years. Costs of roads built to access a single logging site are expensed as incurred.

Depletion

Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned for longer than one year and similarly managed are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (i) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (ii) capitalized silviculture costs incurred and the projected silviculture costs, net of inflation, to be capitalized over the harvest cycle, by (b) the total timber volume estimated to be harvested over the harvest cycle. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each fee-simple timber tract owned less than one year, depletion rates are determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Depletion rates for lease tracts, which are generally limited to one harvest, are calculated by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Evaluation of the Recoverability of Timber Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our timber assets may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in our operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We intend to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in our operations. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes and are discounted at risk-free rates of interest. We consider assets to be held for sale at the point at which a sale contract is executed and the buyer has made a nonrefundable earnest money deposit against the contracted purchase price. We have determined that there has been no impairment of our long-lived assets to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of timberland properties, we allocate the purchase price to tangible assets, consisting of timber and timberland, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on our estimate of their fair values. The fair values of timber and timberland are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timber and timberland based on our determination of the relative fair value of these assets.

Intangible Lease Assets

In-place ground leases with us as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases.

Revenue Recognition
Revenue from the sale of timber is recognized when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) legal ownership and the risk of loss are transferred to the purchaser, (iii) price and quantity are determinable, and (iv) collectibility is reasonably assured. Our primary sources of revenue are recognized as follows:

(1)	For delivered sales contracts, which include amounts sufficient to cover costs of logging and hauling of timber, revenues are recognized upon delivery to the customer.

(2)
For pay-as-cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.

(3)
Revenues from the sale of HBU timberland and nonstrategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

(4)
For recreational leases, rental income collected in advance is recorded as other liabilities in the accompanying consolidated balance sheets until earned over the term of the respective recreational lease and recognized as other revenue.

In addition to the sources of revenue noted above, we also may enter into lump-sum sale contracts, whereby the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to us; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.

Related Parties

Transactions and Agreements

We have engaged Wells TIMO and its affiliates to perform certain services under agreements which require us to pay fees and reimbursements to Wells TIMO or its affiliates, including selling commissions and dealer-manager fees, as well as subject to certain limitations, asset management and disposition fees, reimbursements of organization and offering costs, and certain operating costs. See Note 9 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and the related transactions, fees and reimbursements.

Assertions of Legal Actions against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc., formerly known as Wells Real Estate Investment Trust, Inc. (referenced herein as “Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President; Wells Capital, the owner of our advisor; Wells Management Company, Inc. (“Wells Management”); certain affiliates of Wells REF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of an internalization transaction by Piedmont REIT on April 16, 2007.

The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the Court granted a motion to designate the class lead plaintiff and class co-lead counsel.

On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the Court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint.

On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff’s motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants’ motion for summary judgment and granting, in part, the plaintiff’s motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted “material” information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial. A trial date has not been set.

Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Any financial loss incurred by Wells Capital or its affiliates, including our advisor, could hinder our advisor’s ability to successfully manage our operations and our portfolio of investments.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 1, Note 5, and Note 9 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	MeadWestvaco Timber Agreements;

•	Carbon Storage Agreement;

•	Placement Agent Agreements;

•	Advisory Agreement, as amended by the Advisory Agreement Amendment;

•	Dealer-Manager Agreement; and

•	Structuring Agent Agreement.

Subsequent Event

Sale of Shares of Common Stock

From October 1, 2011 through October 31, 2011, we raised approximately $2.8 million through the issuance of approximately 0.3  million shares of our common stock under our Follow-On Offering. As of October 31, 2011, approximately 189.3 million shares remained available for sale to the public under our Follow-On Offering, exclusive of shares available under our distribution reinvestment plan.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a result of entering into the Mahrt Debt, we are exposed to interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we have entered into interest rate swap agreements, and may enter into other interest rate swaps, caps, or other arrangements in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes; however, our derivatives do not qualify for hedge accounting treatment. All of our debt was entered into for other than trading purposes. We manage our ratio of fixed- to floating-rate debt with the objective of achieving a mix that we believe is appropriate in light of anticipated changes in interest rates. We closely monitor interest rates and will continue to consider the sources and terms of our borrowing facilities to determine whether we have appropriately guarded ourselves against the risk of increasing interest rates in future periods.

As of September 30, 2011, we had approximately $133.0 million outstanding on the Mahrt Loan, which matures on March 24, 2015 and bears interest at an adjustable rate based on one-, two-, or three-month LIBOR plus a margin that varies based upon the LTV Ratio at the time of determination. As of September 30, 2011, the weighted-average interest rate of the Mahrt Loan, after consideration of the interest rate swap, was 4.18%.

The terms of the Amended Mahrt Loan Agreement required us to enter into an interest rate protection agreement. As such, we entered into an interest rate swap agreement with Rabobank Group (the “Rabobank Interest Rate Swap”). The Rabobank Interest Rate Swap was effective on September 30, 2010 and matures on March 28, 2013. Under the terms of the Rabobank Interest Rate Swap, we will pay interest at a fixed rate of 2.085% per annum and will receive variable LIBOR-based interest payments from Rabobank Group based the following schedule:

Start Date	End Date	Notional Amount
September 30, 2011	December 30, 2011	$ 67,500,000
December 30, 2011	March 30, 2012	$ 62,500,000
March 30, 2012	June 29, 2012	$ 57,500,000
June 29, 2012	September 28, 2012	$ 50,000,000
September 28, 2012	December 31, 2012	$ 37,500,000
December 31, 2012	March 28, 2013	$ 28,500,000

Approximately $67.5 million of our total debt outstanding as of September 30, 2011 is subject to a fixed rate when coupled with the interest rate swap. As of September 30, 2011, this balance incurred interest expense at an average rate of 5.085%. A change in the market interest rate impacts the net financial instrument position of our fixed-rate debt portfolio; however, it has no impact on interest incurred or cash flows.

As of September 30, 2011, after consideration of the interest rate swap, approximately $65.5 million of our total debt outstanding is subject to a variable interest rate. As such, a 1.0% change in interest rates would result in a change in interest expense of approximately $0.7 million per year. The amount outstanding on our variable-rate debt facility in the future will be largely dependent upon the level of investor proceeds raised under our Offerings and the rate at which we are able to employ such proceeds in the acquisition of timberland properties and toward the repayment of the Mahrt Loan.

ITEM 4.	CONTROLS AND PROCEDURES

Management’s Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this quarterly report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.	OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

ITEM 1A.	RISK FACTORS

There have been no material changes from the risk factors disclosed in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2010.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

(a)
On August 8, 2011, we granted 4,000 shares of restricted common stock to our independent directors upon their re-election to the board of directors pursuant to our amended and restated independent directors compensation plan. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act for transactions not involving a public offering.

(b)	Not applicable.

(c)	During the quarter ended September 30, 2011, we redeemed shares as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
July 2011	3,112	$9.64	3,112	(1)
August 2011	4,513	$9.64	4,513	(1)
September 2011	11,936	$9.67	11,936	(1)

(1)
Our share redemption plan commenced on August 11, 2006 and was amended on November 8, 2010. Our share redemption plan, as amended, limits redemptions of our common stock as follows: the shares redeemed under the share redemption plan cannot exceed the lesser of (i) the amount redeemable from the sum of net proceeds from the sale of shares through the distribution reinvestment plan plus any additional amounts reserved for redemptions by our board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. The terms of the Mahrt Debt prohibit us from making redemptions, other than upon the death or qualifying disability of a stockholder, during any period in which the LTV ratio exceeds 40% (see Note 4 of the accompanying consolidated financial statements). Redemptions sought within two years of the death or qualifying disability of a stockholder do not require a one-year holding period and are subject only to the overall limitation that, during any calendar year, aggregate redemptions may not exceed 100% of the net proceeds from our distribution reinvestment plan during the calendar year and any additional amounts reserved for such purpose by our board of directors. Our board of directors has approved a monthly, noncumulative reserve of $150,000 for death or qualifying disability redemptions of common stock. As of September 30, 2011, all qualified shares tendered for redemption had been redeemed.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

(a)	There have been no defaults with respect to any of our indebtedness.

(b)	Not applicable.

ITEM 4.	(REMOVED AND RESERVED)

ITEM 5.	OTHER INFORMATION

(a)	During the third quarter of 2011, there was no information that was required to be disclosed in a report on Form 8-K that was not disclosed in a report on Form 8-K.

(b)	There are no material changes to the procedures by which stockholders may recommend nominees to our board of directors since the filing of our Schedule 14A.

ITEM 6.	EXHIBITS
The exhibits required to be filed with this report are set forth on the Exhibit Index hereto and incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS TIMBERLAND REIT, INC. (Registrant)

Date:	November 7, 2011	By:	/s/ DOUGLAS P. WILLIAMS
Douglas P. Williams Executive Vice President, Secretary, Treasurer and Principal Financial Officer

EXHIBIT INDEX TO
THIRD QUARTER 2011 FORM 10-Q OF
WELLS TIMBERLAND REIT, INC.

Exhibit Number	Description

3.1
Fifth Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 12, 2010 (the “2010 Second Quarter Form 10-Q”))

3.2
Articles of Amendment to the Fifth Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.2 to the Quarterly REport on Form 10-Q for the quarter ended June 30, 2011 filed on August 9, 2011 (the "2011 Second Quarter Form 10-Q"))

3.3	Third Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the 2010 Second Quarter Form 10-Q)

3.4	First Amendment to Third Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 12, 2010)

31.1*	Certification of the Principal Executive Officer of the Company, pursuant to Securities Exchange Act Rule 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of the Principal Financial Officer of the Company, pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Statement of the Principal Executive Officer and Principal Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
*     Filed herewith

**
Furnished with this Form 10-Q. Pursuant to Regulation S-T, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SUPPLEMENTAL INFORMATION —The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009, Supplement No. 12 dated April 18, 2011, Supplement No. 13 dated May 17, 2011, Supplement No. 14 dated June 17, 2011, Supplement No. 15 dated August 12, 2011, and Supplement No. 16 dated November 10, 2011.

Supplement No. 12 includes:

•	the status of our public offerings;

•	changes to the suitability standards for investors;

•	a description of our current portfolio;

•	selected financial data;

•	our performance - Adjusted EBITDA;

•	our net tangible book value per share;

•	the refinancing of our indebtedness;

•	information regarding our indebtedness;

•	our election to be taxed as a REIT;

•	a revision of the tax considerations section of our prospectus;

•	our offering of up to 11,398,963 shares of common stock in a private placement to non-U.S. persons;

•	information concerning distributions and our declarations of stock dividends;

•	the renewal of and an amendment to our advisory agreement;

•	compensation paid to our advisor;

•	updates regarding our dealer-manager;

•	a clarification regarding our subscriptions procedures;

•	the amendment and restatement of our independent directors compensation plan;

•	information concerning our board of directors;

•	the amendment and restatement of our charter;

•	the amendment and restatement of our bylaws, and the subsequent adoption by our board of directors of an amendment to our bylaws to limit the leverage we may incur;

•	the issuance and sale of Series B preferred stock in a private placement;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies -Investment Objectives”;

•	a revision to the “Management - Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation”;

•	incorporation of certain documents by reference;

•	a change to the “Experts” section of our prospectus;

•	information regarding redemptions made pursuant to our share redemption plan;

•	amendments to our share redemption plan, an amended and restated copy of which is attached to this supplement as Annex A;

•	amendments to our distribution reinvestment plan, an amended and restated copy of which is attached to this supplement as Annex B;

•	changes to our subscription agreement, an amended and restated copy of which is attached to this supplement as Annex C;

•	an update to our “Prior Performance Summary” disclosure in our prospectus; and

•	an update to our “Prior Performance Tables” disclosure in our prospectus.

Supplement No. 13 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	declaration of a stock dividend for the third quarter of 2011;

•	a reduction in the dividend rate for our Series A and Series B preferred stock; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 9, 2011.

Supplement No. 14 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	the amendment of the Mahrt loan agreement to provide for a revolving loan facility;

•	the redemption of shares of our Series A and Series B preferred stock; and

•	an update to our estimated use of proceeds.

Supplement No. 15 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	declaration of a stock dividend for the fourth quarter of 2011;

•	the amendment of our charter;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as filed with the Securities and Exchange Commission on August 9, 2011.

Supplement No. 16 includes:

•	the status of our public offerings;

•	information regarding our indebtedness; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed with the Securities and Exchange Commission on November 8, 2011, which is attached to this supplement as Annex A.